Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Greenwood Village, Colorado 80111
October 5, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Prestige Variable Universal Life Policy
Prestige Variable Life Account
Great-West Life & Annuity Insurance Company
Registration Statement on Form N-6 (File Nos. 333-162268 and 811-09667)
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Great-West Life & Annuity Insurance Company (“GWLA”) and Prestige Variable Life Account (“Registrant”) hereby respectfully request the withdrawal of the above-referenced registration statement, including all exhibits thereto (“Registration Statement”) for the Prestige Variable Life Policy  (“Policy”), filed with the Securities and Exchange Commission on October 1, 2009 (Accession No. 0001097666-09-000025) in connection with the merger of Canada Life Insurance Company of America and GWLA.

This Registration Statement was unnecessarily filed in an attempt to resolve a series/class identifier issue.  The series/class identifier issue was subsequently resolved and Registrant respectfully seeks withdrawal of the Registration Statement.  The Registration Statement was not declared effective.  Accordingly, no securities were sold in connection with the offering for which the Registration Statement was filed.  GWLA and Registrant believe the withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

We appreciate your assistance.  If you have any questions regarding this matter, please contact the undersigned at (303) 737-3821 or Ann Furman at Jorden Burt LLP at (202) 965-8130.

Sincerely,

Great-West Life & Annuity Insurance Company
Prestige Variable Life Account

/s/ Julie Collett

Julie Collett
Managing Counsel

cc:           Patrick F. Scott, Esq.
Office of Insurance Products